* Confidential treatment has been requested for portions of this document. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as “*”. A complete version of this document has been filed separately with the Office of Freedom of Information and Privacy Act Operations of the Securities and Exchange Commission.

CONFIDENTIAL TREATMENT REQUESTED

April 20, 2006

VIA EDGAR AND FEDERAL EXPRESS

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Mr. Schwall:

As you requested during our April 7, 2006 telephone conversation, attached as Exhibit A is a copy of the supplemental information we provided you.

Thank you for your attention to this matter. Please do not hesitate to contact me at (212) 878-8075 if you have any questions or concerns.

Very truly yours,

David Yeres

cc:	Carmen Moncada-Terry, Securities and Exchange Commission
Jonathan Zonis, Clifford Chance US LLP

Exhibit A

Mr. Schwall and Ms. Moncada-Terry:

*